Exhibit 77 N


Cash Accumulation Trust
	National Money Market Fund
File number 811-4060


Actions required to be reported pursuant to Rule 2a-7

On December 5, 2000, Moodys downgraded Lowes (LOW) ratings to A3 and
P-2 and maintained a negative outlook on the company. This resulted in LOW falling to a Tier-2 issuer. LOW was left as a Tier-2 issuer and put on a 90-day maturity restriction.